Limited Partnership Agreement

The General Partner, as the general partner of HoldCo, and each of the Limited Partner Entities, as limited partners of HoldCo, entered into a limited partnership agreement of HoldCo dated as of March 23, 2017 (the "Limited Partnership Agreement"), which governs the affairs of HoldCo. A summary of the terms of the Limited Partnership Agreement is set forth below, which is qualified in its entirety by reference to the Limited Partnership Agreement, attached as Exhibit 2 to the Original Schedule 13D.

The Limited Partnership Agreement vests the General Partner with the exclusive right, subject to certain restrictions, to do all things on behalf of HoldCo necessary to manage, conduct, control and operate HoldCo's business, including exercising or not exercising the voting rights associated with the shares of Common Stock held by, or voted by proxy pursuant to the Proxies by, HoldCo.

Except as provided below, the Limited Partnership Agreement provides that a Limited Partner Entity or the General Partner may not withdraw without the prior approval of the General Partner. In addition, the Limited Partnership Agreement provides that the General Partner will use commercially reasonable efforts to provide each Limited Partner Entity with at least sixty-three (63) days' prior notice (the "Limited Partner Transaction Notice") of any notice provided to the board of managers of the General Partner (the "Board") of a meeting of the Board with respect to: (i) a change of control transaction involving the Registrant, (ii) a transaction related to the incurrence or guarantee of indebtedness, which is not Permitted Indebtedness (as defined in the Limited Partnership Agreement), by the General Partner or HoldCo or (iii) any retention or withholding of any dividends, other than for the purpose of repaying Permitted Indebtedness, that HoldCo receives from the Registrant with respect to the Common Stock of the Registrant held by HoldCo. In the event of a Limited Partner Transaction Notice, the Limited Partnership Agreement provides that each Limited Partner Entity will have the right to withdraw from HoldCo by delivering written notice to the General Partner within two (2) days after receipt of the Limited Partner Transaction Notice, which notice will be effective upon the sixty-first (61st) day following delivery of such written notice of withdrawal to the General Partner, provided, that such withdrawing Limited Partner Entity will be obligated to pay its pro rata portion of HoldCo's outstanding Permitted Indebtedness prior to such withdrawal. Moreover, the Limited Partnership Agreement provides that if a Limited Partner Entity that is a member of the General Partner withdraws from the General Partner, HoldCo will have the right to redeem all of the limited partner units and general partner units of HoldCo (the "HoldCo Units") held by such Limited Partner Entity. The Limited Partnership Agreement also provides that upon any Limited Partner Entity's withdrawal from HoldCo, in return for the surrender of such Limited Partner Entity's HoldCo Units, such Limited Partner Entity will receive a number of shares of Common Stock of the Registrant equal to (i) the percentage interest of the Limited Partner Entity resulting from dividing the number of HoldCo Units held by such Limited Partner Entity by the total number of outstanding HoldCo Units, multiplied by (ii) the total number of shares of Common Stock of the Registrant held by HoldCo (provided, that the Limited Partnership Agreement further provides that if HoldCo holds investments or assets other than shares of Common Stock of the Registrant, then the withdrawing Limited Partner Entity will also receive its percentage interest of such investments or assets).

The Limited Partnership Agreement provides that HoldCo Units may not be transferred without the prior approval of the General Partner, except that HoldCo Units may be transferred in whole or part to a person within the Brown Family Branch of such Limited Partner Entity. Moreover, the Limited Partnership Agreement provides that, without the prior approval of the General Partner, no Limited Partner Entity may sell, assign, pledge, hypothecate, distribute or otherwise transfer or dispose of any part of the equity securities in such Limited Partner Entity or other direct or indirect interest in such Limited Partner Entity.

The Limited Partnership Agreement provides that any Limited Partner Entity that desires to transfer its HoldCo Units in order to obtain liquidity must submit a written notice to the General Partner containing the price and number of HoldCo Units it wishes to offer. In such event, the Limited Partnership Agreement provides that the General Partner will have the first option to elect to cause HoldCo (or any other person designated by the General Partner) to repurchase all or any portion of the HoldCo Units. Thereafter, the Limited Partnership Agreement provides that to the extent that the General Partner does not elect to have HoldCo (or any other person designated by the General Partner) purchase the offered HoldCo Units, the non-offering Limited Partner Entities will be given the opportunity to purchase their pro rata portion of the offered HoldCo Units and, if less than all of the HoldCo Units are purchased by the non-offering Limited Partner Entities, then the non-offering Limited Partner Entities that previously elected to purchase HoldCo Units will have the right to buy the remaining HoldCo Units.

The Limited Partnership Agreement provides that HoldCo, as promptly as practicable after HoldCo receives any dividends from the Registrant with respect to the shares of Common Stock held by HoldCo, will make a distribution of such dividends to the Limited Partner Entities in proportion to the HoldCo Units held by the Limited Partner Entities, provided that HoldCo may retain such dividends upon the determination of the General Partner.

The Limited Partnership Agreement provides that HoldCo will continue in perpetuity unless dissolved by the affirmative vote of the General Partner.

Amended and Restated LLC Agreement

Each of the Limited Partner Entities, as members of the General Partner, entered into the amended and restated limited liability company agreement of the General Partner dated as of June 2, 2026 governing the affairs of the General Partner, which supersedes and replaces that certain limited liability company agreement of the General Partner dated as of March 23, 2017 (the "A&R LLC Agreement"). A summary of the terms of the A&R LLC Agreement is set forth below, which is qualified in its entirety by reference to the A&R LLC Agreement, a copy of which is attached as <u>Exhibit 2</u> to this Amendment No. 2.

The A&R LLC Agreement grants the Board authority to exercise full and exclusive control over all the activities of the General Partner, including the power to bind or take any action on behalf of the General Partner in its capacity as general partner of HoldCo, and to exercise any rights and powers (including, without limitation, exercising or not exercising the voting rights associated with the shares of Common Stock held by, or voted by proxy pursuant to the Proxies by, HoldCo) granted to the General Partner under the A&R LLC Agreement. The A&R LLC Agreement provides that the Board will consist of seven (7) managers, with each Limited Partner Entity having the right to appoint one manager to the Board and to remove the manager appointed by such Limited Partner Entity. With the exception of matters related to the voting rights associated with the shares of Common Stock held by, or voted by proxy by, HoldCo, the A&R LLC Agreement provides that each manager will be entitled to one vote.

In addition, the A&R LLC Agreement permits the admission of a "Proxy Holder Associated Board Member," which is an individual representing any Proxy Holder Associated Family Branch pursuant to the terms of the Association Agreement, but is not a manager of the General Partner. In connection with the Proxy Shares from the RSB Branch Participants, the RSB Proxy Holder, as the proxy holder for such Proxy Shares, was appointed by the RSB Branch Participants as a Proxy Holder Associated Board Member, and the RSB Branch Participants constitute a "Proxy Holder Associated Family Branch" (as such term is defined in the A&R LLC Agreement). The A&R LLC Agreement provides that any such Proxy Holder Associated Board Member will have limited voting rights, including the voting rights described below with respect to "PubCo Matters," which means all matters related to the voting rights associated with Common Stock held by, or voted by proxy by, HoldCo, other than voting to approve any change of control transaction involving the Registrant (which will require the approval of managers on the Board equal to at least the total number of managers then constituting the Board less one manager (a "Supermajority of Managers")).

With respect to Section 2.2(g)(ii) Matters (as defined in the A&R LLC Agreement) other than PubCo Matters, the A&R LLC Agreement provides that each manager will have a number of votes equal to (x) the sum of (1) the number of shares of Common Stock contributed to the General Partner and HoldCo by the applicable Limited Partner Entity that appointed such manager and (2) the aggregate number of shares of Common Stock for which a proxy is granted to HoldCo by the applicable Limited Partner Entity that appointed such manager (the sum of the amounts set forth in clauses (1) and (2) above, the "Family Branch Contributed/Proxied Shares") divided by (y) the aggregate Family Branch Contributed/Proxied Shares for all Limited Partner Entities. In addition, the A&R LLC Agreement provides that with respect to PubCo Matters (other than the approval of a change of control transaction, which shall require approval of at least a Supermajority of Managers), (i) each Proxy Holder Associated Board Member will have a number of votes equal to (x) the aggregate number of shares of Common Stock for which a proxy is granted to HoldCo by the applicable Proxy Holder Associated Family Branch that appointed such Proxy

Holder Associated Board Member (the "Associated Family Branch Shares"), divided by (y) the sum of (1) the Family Branch Contributed/Proxied Shares for all Limited Partner Entities, plus (2) the aggregate Associated Family Branch Shares for all Proxy Holder Associated Family Branches (the amount referenced in this clause (y), the "As-Adjusted Denominator Amount"); and (ii) each manager shall have a number of votes equal to (x) the Family Branch Contributed/Proxied Shares for the Limited Partner Entity that appointed such manager, divided by (y) the As-Adjusted Denominator Amount. The A&R LLC Agreement provides that the Board may establish additional corporate governance procedures upon unanimous approval of the managers.

Except as provided below, the A&R LLC Agreement provides that a Limited Partner Entity may not withdraw without the prior approval of at least a Supermajority of Managers. In addition, the A&R LLC Agreement provides that the Board will use commercially reasonable efforts to provide each Limited Partner Entity with at least sixty-three (63) days' prior notice (the "Member Transaction Notice") of any notice provided to the Board of a meeting of the Board with respect to, or any request that the managers on the Board consent to: (i) a change of control transaction involving the Registrant, (ii) a transaction related to the incurrence or guarantee of indebtedness, which is not Permitted Indebtedness (as defined in the A&R LLC Agreement), by the General Partner or HoldCo, or (iii) any retention or withholding of any distributions, other than for the purpose of repaying Permitted Indebtedness, that the General Partner receives from HoldCo with respect to the Common Stock of the Registrant held by HoldCo. In the event of a Member Transaction Notice, the A&R LLC Agreement provides that each Limited Partner Entity will have the right to withdraw from HoldCo by delivering written notice to the General Partner within two (2) days after receipt of the Member Transaction Notice, which notice will be effective upon the sixty-first (61st) day following delivery of such written notice of withdrawal to the General Partner, provided, that such withdrawing Limited Partner Entity will be obligated to pay its pro rata portion of the General Partner's outstanding Permitted Indebtedness prior to such withdrawal. Moreover, the A&R LLC Agreement provides that if a Limited Partner Entity withdraws from the General Partner, HoldCo will have the right to redeem all of the units of the General Partner (the "GP Units") held by such Limited Partner Entity. The A&R LLC Agreement provides that upon any Limited Partner Entity's withdrawal from the General Partner, in return for the surrender of the GP Units held by such Limited Partner Entity, such Limited Partner Entity will receive a number of shares of Common Stock of the Registrant held by the General Partner immediately after redemption by the General Partner of a number of HoldCo Units in proportion to the number of GP Units of the General Partner held by such withdrawing Limited Partner Entity. Upon a Limited Partner Entity's withdrawal or redemption, the manager that such Limited Partner Entity appointed to the Board will immediately be removed from the Board and the size of the Board will be reduced by one manager.

The A&R LLC Agreement provides that the GP Units may not be transferred without the prior approval of at least a Supermajority of Managers, except that GP Units may be transferred in whole or in part to a person within the Brown Family Branch of such Limited Partner Entity. Moreover, the A&R LLC Agreement provides that, without the prior approval of at least a Supermajority of Managers, no Limited Partner Entity may sell, assign, pledge, hypothecate, distribute or otherwise transfer or dispose of any part of the equity securities in such Limited Partner Entity or other direct or indirect interest in such Limited Partner Entity.

The A&R LLC Agreement provides that any Limited Partner Entity that desires to transfer its GP Units in order to obtain liquidity must submit a written notice to the Board containing the price and number of GP Units it wishes to offer. In such event, the A&R LLC Agreement provides that the Board, by vote of all of the managers on the Board, may elect to have the General Partner (or any other person designated by vote of all of the managers on the Board) purchase all or any portion of the offered GP Units. Thereafter, the A&R LLC Agreement provides that to the extent the Board does not elect to have the General Partner (or any other person designated by vote of all of the managers on the Board) purchase the offered GP Units, the non-offering Limited Partner Entities will be given the opportunity to purchase their pro rata portion of the offered GP Units and, if less than all of the GP Units are purchased by the non-offering Limited Partner Entities, then the non-offering Limited Partner Entities that previously elected to purchase GP Units will have the right to buy the remaining GP Units.

The A&R LLC Agreement provides that the General Partner, as promptly as practicable after the General Partner receives any distributions from HoldCo with respect to the shares of Common Stock held by HoldCo, will distribute such amounts to its members in proportion to the GP Units held by the members, provided that the General Partner may retain such amounts upon the determination of a Supermajority of Managers.

The A&R LLC Agreement provides that the General Partner will continue in perpetuity unless dissolved by the affirmative vote of managers holding at least three (3) votes on the Board.

Association Agreement

The Association Agreement sets forth certain considerations related to the association between the RSB Proxy Holder, the General Partner, and HoldCo. Specifically, the Association Agreement requires the RSB Proxy Holder to provide a Limited Partner / Associated Party Irrevocable Proxy to HoldCo. In connection with execution and delivery of the Association Agreement and the Limited Partner / Associated Party Irrevocable Proxy and the execution of the A&R LLC Agreement, the RSB Proxy Holder, as described above, became a Proxy Holder Associated Board Member of the General Partner. The Association Agreement prohibits the transfer of Proxy Shares during the period of April 1st through July 31st and requires at least sixty (60) days' advance written notice to the General Partner before any transfer may occur. The Association Agreement may be terminated upon at least sixty (60) days' advance written notice by HoldCo, the General Partner, or the RSB Proxy Holder; provided that a termination by the RSB Proxy Holder may only occur during the period of August 1st through March 31st. The Association Agreement also terminates concurrently with the effective time of any dissolution, liquidation, or winding up of the General Partner.

Limited Partner / Associated Party Irrevocable Proxies

The Limited Partner / Associated Party Irrevocable Proxies appoints HoldCo as the substitute proxy for the applicable Limited Partner Entity or RSB Proxy Holder, as applicable, and conveys the rights and powers granted to each such Limited Partner Entity or RSB Proxy Holder, as applicable, by the Irrevocable Proxy to HoldCo. As a result, HoldCo is authorized to vote or act by written consent with respect to the Proxy Shares. The Limited Partner / Associated Party Irrevocable Proxy provides that each of the Limited Partner Entities or RSB Proxy Holder, as applicable, subject to a Limited Partner / Associated Party Irrevocable Proxy covenants that it will not take any action to amend, modify, replace, terminate, cancel, or otherwise alter the Limited Partner / Associated Party Irrevocable Proxy. The Limited Partner / Associated Party Irrevocable Proxy will automatically be revoked on the date the last of the Irrevocable Proxies to which the applicable Limited Partner Entity or RSB Proxy Holder is a party to terminates. HoldCo retains the ability to terminate any Limited Partner / Associated Party Irrevocable Proxy with respect to any of the Proxy Shares by providing written notice to the applicable Limited Partner Entity or RSB Proxy Holder. In the event of a transfer of a portion of any Expanded Brown Family Participants' Proxy Shares in accordance with the terms of the Irrevocable Proxy, the Limited Partner / Associated Party Irrevocable Proxy will terminate with respect to the portion of the Proxy Shares transferred by such Expanded Brown Family Participant immediately upon the effective date of such transfer.

Irrevocable Proxy

The Irrevocable Proxies convey to the Limited Partner Entities or RSB Proxy Holder, as applicable, and with respect to the Direct Alcyone Proxy Shares, HoldCo, an irrevocable proxy and power of attorney, with full power of substitution and re-substitution, and authorizes the Limited Partner Entities or RSB Proxy Holder, as applicable, and with respect to the Direct Alcyone Proxy Shares, HoldCo, to exercise all voting, consent or similar rights with respect to all of the Proxy Shares identified in such Irrevocable Proxy. Certain Covered Individuals are a party to an Irrevocable Proxy in favor of the Limited Partner Entity representing the Brown Family Branch of which such Covered Individual is a member. Under the terms of the Irrevocable Proxies, each Expanded Brown Family Participant executing an Irrevocable Proxy in favor of a Limited Partner Entity or RSB Proxy Holder, as applicable, acknowledges and agrees that such applicable Limited Partner Entity or RSB Proxy Holder, as applicable, will execute a Limited Partner / Associated Party Irrevocable Proxy and, consequently, HoldCo will undertake all of the obligations of the applicable Limited Partner Entity or RSB Proxy Holder, as applicable. During the term of the Irrevocable Proxy, the grantor of the Irrevocable Proxy may not, directly or indirectly (by operation of law or otherwise), transfer, sell, assign, dispose, donate, pledge, bequest, hypothecate, convey, encumber or otherwise dispose of any Proxy Shares subject to an Irrevocable Proxy, or any interest therein; provided however, that an Expanded Brown Family Participant granting an Irrevocable Proxy may transfer its Proxy Shares to a Brown Family Transferee (as defined in the Irrevocable Proxy). In the event an Expanded Brown Family Participant transfers all or any portion of its shares of Common Stock subject to an Irrevocable Proxy, the Brown Family Transferee will be required, (i) to the extent not already subject to an Irrevocable Proxy, enter into an Irrevocable Proxy in substantially the form attached as Exhibit 5 to the Original Schedule 13D, or (ii) to the extent the Brown Family Transferee is already an Expanded Brown Family Participant, such Expanded Brown Family Participant will agree that the shares of Common Stock acquired in the transfer are subject to and bound by the terms of such Expanded Brown Family Participants' existing Irrevocable Proxy. In addition, the Irrevocable Proxies provide that a Brown Family Participant may only transfer its Proxy Shares to a third party upon at least six months (such period being sixty days for RSB Branch Participants) prior written notice. The Irrevocable Proxies provide that in the event of a transfer of a portion of an Expanded Brown Family Participants' Proxy Shares to a third party (which is subject to (i) the six months' notice provision set forth in the preceding sentence for Brown Family Participants and (ii) the sixty days' notice provision set forth in the preceding sentence for RSB Branch Participants), the Irrevocable Proxy will terminate with respect to the portion of the Proxy Shares transferred, immediately upon the effective date of such transfer. With respect to the RSB Branch Participants, such participants are not permitted to transfer any Proxy Shares during the period between April 1st and July 31st of any calendar year. Each Irrevocable Proxy will terminate, and be of no further force or effect, upon the first to occur of (i) the date that all of the grantor's Proxy Shares have been transferred by such person, provided, that the transfer conforms to the requirements set forth in the Irrevocable Proxy; (ii) the date HoldCo dissolves in accordance with the Limited Partnership Agreement; (iii) with respect to Brown Family Participants, the date the Limited Partner Entity of such Brown Family Participant withdraws as limited partner of HoldCo and a member of the General Partner; or (iv) with respect to the RSB Branch Participants, the termination of the voting agreement by and among the individual descendants of Robinson S. Brown Jr., and the other entities or trusts created by Robinson S. Brown Jr., or such descendants, including the RSB Branch Participants and RSB Proxy Holder, or the termination of the Association Agreement.

Pledged Shares Irrevocable Proxy

As previously disclosed in the Original Schedule 13D, a certain Limited Partner Entity has received irrevocable proxies from the persons listed on Schedule D to the Original Schedule 13D pursuant to Irrevocable Proxies and Powers of Attorney (the "Pledged Shares Irrevocable Proxy") entered into by such persons and such Limited Partner Entity. As of the date of this Amendment No. 2 (as mentioned above), such Limited Partner Entity and RSB Proxy Holder have received Pledged Shares Irrevocable Proxies from the persons listed on Schedule E to this Amendment No. 2 (the "Pledge Persons"). As of the date hereof, 1,238,423 of the Proxy Shares (the "Pledged Proxy Shares") in the aggregate are subject to the Pledged Shares Irrevocable Proxies. A summary of the Pledged Shares Irrevocable Proxy is set forth below, which is qualified in its entirety by reference to the Pledged Shares Irrevocable Proxy, the form of which is attached as Exhibit 6 to the Original Schedule 13D.

The Pledged Proxy Shares have been pledged by Pledge Persons to financial institutions as collateral for loans made by such institutions to the Pledge Persons and/or related persons thereof. These arrangements with financial institutions were made on arms-length terms and include standard default provisions, such that if the Pledge Persons were to default on their obligations to these financial institutions, the financial institutions would have the ability to foreclose upon the Pledged Proxy Shares in a manner that would cause the financial institutions or another person to obtain voting power and investment power over the Pledged Proxy Shares.

The Pledged Shares Irrevocable Proxy conveys to the applicable Limited Partner Entity or RSB Proxy Holder, as applicable, an irrevocable proxy and power of attorney, with full power of substitution and re-substitution, and authorizes such Limited Partner Entity or RSB Proxy Holder, as applicable, to exercise all voting, consent or similar rights with respect to all of the Pledged Proxy Shares identified in the Pledged Shares Irrevocable Proxy. Under the terms of the Pledged Shares Irrevocable Proxies, each Expanded Brown Family Participant executing a Pledged Shares Irrevocable Proxy acknowledges and agrees that the applicable Limited Partner Entity or RSB Proxy Holder, as applicable, will execute a Limited Partner / Associated Party Irrevocable Proxy and, consequently, HoldCo will undertake all of the obligations of the applicable Limited Partner Entity or RSB Proxy Holder, as applicable. The Pledged Shares Irrevocable Proxy provides that the Pledge Person will not, during the term of the Pledged Shares Irrevocable Proxy, directly or indirectly (by operation of law or otherwise), transfer, sell, assign, dispose, donate, pledge, bequest, hypothecate, convey, encumber or otherwise dispose of any of the Pledged Proxy Shares, or any interest therein; provided, however, the Pledged Proxy Shares may be transferred in connection with a pledge that creates a mere security interest in the Pledged Proxy Shares pursuant to a loan, indebtedness or similar transaction.

The Pledged Shares Irrevocable Proxy will terminate on the earliest to occur of (i) the date a pledgee forecloses on all of the Pledged Proxy Shares subject to the applicable Pledged Shares Irrevocable Proxy; (ii) the date HoldCo dissolves in accordance with the Limited Partnership Agreement; (iii) with respect to a Brown Family Participant that is a Pledge Person, the date the Limited Partner Entity of such Pledge Person withdraws as a limited partner of HoldCo and a member of the General Partner; and (iv) with respect to a RSB Branch Participant that is a Pledge Person, the termination of the voting agreement by and among the individual descendants of Robinson S. Brown Jr., and the other entities or trusts created by Robinson S. Brown Jr., or such descendants, including the RSB Branch Participants and RSB Proxy Holder, or the termination of the Association Agreement. In the event of a foreclosure on a portion of the Pledged Proxy Shares, the applicable Pledged Shares Irrevocable Proxy will terminate with respect to the portion of the Pledged Proxy Shares subject to the foreclosure at the effective time of the foreclosure.

Other than as described in Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 2 (each of which are incorporated into this Item 6 by this reference) and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Registrant or, to the knowledge of the Reporting Persons, any Covered Individuals and any person with respect to any securities of the Registrant.